Exhibit 12
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

	2009
(Millions)	3 Months	2008	2007	2006	2005	2004
EARNINGS
Earnings on common stock	$49.3	$129.2	$110.2	$99.0	$81.4	$104.8
Federal and state income taxes	28.8	73.1	66.8	58.3	44.1	51.3

Net pretax income	78.1	202.3	177.0	157.3	125.5	156.1
(Income) from less than 50% equity investees	(2.5)	(9.9)	(9.3)	(9.4)	(7.5)	(8.4)
Distributed earnings of less than 50% equity investees	2.1	7.7	6.8	6.2	5.5	5.9

Fixed charges	14.7	52.9	50.2	47.2	42.7	40.4

Subtract preference dividend requirement	1.3	4.8	4.9	4.9	4.7	4.6

Total earnings as defined	$91.1	$248.2	$219.8	$196.4	$161.5	$189.4

FIXED CHARGES
Interest on long-term debt, including related amortization	$12.6	$42.8	$36.0	$29.4	$29.8	$29.9
Other interest	0.5	3.0	7.8	11.2	6.5	4.5
Interest factor applicable to rentals	0.3	2.3	1.5	1.7	1.7	1.4

Fixed charges before preferred dividend requirement	$13.4	$48.1	$45.3	$42.3	$38.0	$35.8

Ratio of earnings to fixed charges	6.8	5.2	4.9	4.6	4.3	5.3

Preferred dividends (grossed up) (see below)	$1.3	$4.8	$4.9	$4.9	$4.7	$4.6

Total fixed charges including preferred dividend	$14.7	$52.9	$50.2	$47.2	$42.7	$40.4

Ratio of earnings to fixed charges and preferred dividends	6.2	4.7	4.4	4.2	3.8	4.7

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$0.8	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate	36.7%	35.8%	37.3%	36.6%	34.5%	32.4%

Preferred dividends (grossed up)	$1.3	$4.8	$4.9	$4.9	$4.7	$4.6